TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN

(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)

TEL:(81-3)3403-5281
FAX:(81-3)3470-3152 OR (81-3)3479-4224

FILE No. 82-5176

January 24, 2002

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English document which contents were announced by the Company:

- Semiannual Consolidated Financial Statements (Unaudited)
  - Six-month periods ended September 30, 2001 and 2000 -

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

Semiannual Consolidated Financial Statements
(Unaudited)

Fuji Television Network, Incorporated

Six-month periods ended September 30, 2001 and 2000

Fuji Television Network, Incorporated and Consolidated Subsidiaries

Semiannual Consolidated Balance Sheets (Unaudited)

	At September 30, 2001	At September 30, 2000	2001
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
Assets			
Current assets:			
Cash and cash equivalents	¥ 73,101	¥ 49,845	$ 612,236
Short-term investments *(Note 4)*	3,933	2,619	32,940
Notes and accounts receivable:			
Trade	97,584	95,517	817,286
Unconsolidated subsidiaries and affiliates	1,315	840	11,013
Allowance for doubtful receivables	(386)	(872)	(3,233)
	98,512	95,485	825,059
Inventories	27,918	29,124	233,819
Advances paid	4,000	3,830	33,501
Deferred tax assets	5,547	5,535	46,457
Prepaid expenses and other current assets	4,172	4,614	34,941
Total current assets	217,187	191,055	1,818,987
Investments:			
Investment securities *(Note 4)*	20,821	60,022	174,380
Investments in unconsolidated subsidiaries and affiliates	67,003	17,181	561,164
Other investments	208	191	1,742
Total investments	88,034	77,396	737,303
Property and equipment *(Notes 5 and 7)*:			
Land	15,556	30,244	130,285
Buildings and structures	140,340	139,970	1,175,377
Machinery, equipment and vehicles	38,936	37,196	326,097
Tools, furniture and fixtures	5,583	8,851	46,759
Construction in progress	602	423	5,042
	201,019	216,686	1,683,576
Accumulated depreciation	(66,280)	(63,368)	(555,109)
Property and equipment, net	134,739	153,317	1,128,467
Other assets:			
Leasehold rights	14,403	14,403	120,628
Security deposits	4,032	4,112	33,769
Software	4,229	4,439	35,419
Deferred tax assets	9,693	5,078	81,181
Other	8,051	8,230	67,429
Total other assets	40,409	36,264	338,434
Total assets	¥480,370	¥458,033	$4,023,199

	At September 30,		
	2001	2000	2001
	(Millions of yen)		(Thousands of U.S. dollars) (Note 3)
Liabilities, minority interests and shareholders' equity			
Current liabilities:			
Short-term borrowings	¥ 2,396	¥ 2,643	$ 20,067
Current portion of long-term borrowings	481	594	4,028
Notes and accounts payable:			
Trade	42,198	39,432	353,417
Unconsolidated subsidiaries and affiliates	800	516	6,700
	42,998	39,949	360,117
Accrued income taxes	12,226	13,590	102,395
Accrued consumption taxes	1,596	1,637	13,367
Accrued expenses	10,730	11,736	89,866
Other current liabilities	16,835	15,169	140,997
Total current liabilities	87,265	85,321	730,863
Long-term liabilities:			
Long-term borrowings	504	986	4,221
Accrued retirement benefits:			
Employees	19,703	18,049	165,017
Directors and statutory auditors	1,802	2,133	15,092
Other	3,397	4,482	28,451
Total long-term liabilities	25,407	25,651	212,789
Minority interests	4,289	3,993	35,921
Shareholders' equity:			
Common stock, ¥5,000 par value:			
Authorized - 3,000,000 shares			
Issued - 1,074,304 shares	59,764	59,764	500,536
Additional paid-in capital	87,228	87,228	730,553
Retained earnings *(Note 11)*	213,509	196,656	1,788,183
Unrealized holding gain on securities	8,612	5,839	72,127
Translation adjustments	154	(536)	1,290
	369,270	348,952	3,092,714
Treasury stock, at cost; 4,835.5 shares in 2001 and 4,850.5 shares in 2000	(5,862)	(5,885)	(49,095)
Total shareholders' equity	363,408	343,067	3,043,618
Contingent liabilities *(Note 6)*			
Total liabilities, minority interests and shareholders' equity	¥480,370	¥458,033	$4,023,199

See accompanying notes to semiannual consolidated financial statements.

Fuji Television Network, Incorporated and Consolidated Subsidiaries

Semiannual Consolidated Statements of Income and Retained Earnings (Unaudited)

	Six-month period ended September 30,		
	2001	2000	2001
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
Net sales	¥220,393	¥213,467	$1,845,838
Cost of sales	132,589	125,938	1,110,461
Gross profit	87,804	87,528	735,377
Selling, general and administrative expenses	61,925	61,106	518,635
Operating income	25,879	26,421	216,742
Other income (expenses):			
Interest expense	(93)	(270)	(779)
Interest and dividend income	444	442	3,719
Gain (loss) on sales of investment securities	18	(131)	151
Unrealized loss on investment securities	(198)	(694)	(1,658)
Loss on sales or disposal of property and equipment	(556)	(22)	(4,657)
Rental income, net of expenses	541	671	4,531
Income from leveraged leases	327	309	2,739
Equity in losses of unconsolidated subsidiaries and affiliates	(1,327)	(1,114)	(11,114)
Amortization of net retirement benefit obligation at transition	(1,531)	(1,532)	(12,822)
Unrealized loss on other investments	(255)	(1,631)	(2,136)
Write-down of inventories	–	(535)	–
Other, net	43	86	360
	(2,586)	(4,421)	(21,658)
Income before income taxes and minority interests	23,293	22,000	195,084
Income taxes:			
Current	12,340	13,637	103,350
Deferred	(1,629)	(3,370)	(13,643)
	10,711	10,267	89,707
Income before minority interests	12,581	11,732	105,369
Minority interests	(34)	315	(285)
Net income *(Note 8)*	12,616	12,047	105,662
Retained earnings at beginning of the period	202,520	181,500	1,696,147
Effect of change in scope of consolidation	–	4,405	–
Cash dividends paid	(1,390)	(1,072)	(11,642)
Bonuses to directors and statutory auditors	(235)	(224)	(1,968)
Retained earnings at end of the period	¥213,509	¥196,656	$1,788,183

See accompanying notes to semiannual consolidated financial statements.

Fuji Television Network, Incorporated and Consolidated Subsidiaries

Semiannual Consolidated Statements of Cash Flows (Unaudited)

	Six-month period ended September 30,		
	2001	2000	2001
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
Cash flows from operating activities			
Income before income taxes and minority interests	¥ 23,293	¥ 22,000	$ 195,084
Depreciation and amortization	4,980	4,713	41,709
(Gain) loss on sales of investment securities	(18)	131	(151)
Interest and dividend income	(444)	(442)	(3,719)
Interest expense	93	270	779
Loss on sales or disposal of property and equipment	556	22	4,657
Unrealized loss on investment securities	198	694	1,658
Equity in losses of unconsolidated subsidiaries and affiliates	1,327	1,114	11,114
Unrealized loss on other assets	255	1,631	2,136
Amortization of net retirement benefit obligation at transition	1,531	1,532	12,822
Notes and accounts receivable, net	2,061	(5,177)	17,261
Inventories	1,116	(3,690)	9,347
Notes and accounts payable	(2,329)	3,301	(19,506)
Other	(323)	(276)	(2,705)
Subtotal	32,296	25,825	270,486
Interest and dividends received	541	590	4,531
Interest paid	(93)	(270)	(779)
Income taxes paid	(16,055)	(10,558)	(134,464)
Net cash provided by operating activities	16,688	15,587	139,765
Cash flows from investing activities			
(Increase) decrease in short-term investments	(1,030)	104	(8,626)
Purchases of property and equipment	(3,423)	(1,290)	(28,668)
Proceeds from sales of property and equipment	444	157	3,719
Purchases of investment securities	(312)	(2,265)	(2,613)
Proceeds from sales of investment securities	278	831	2,328
Increase in other assets	(549)	(213)	(4,598)
Net cash used in investing activities	(4,592)	(2,676)	(38,459)
Cash flows from financing activities			
Decrease in short-term borrowings	(38)	(10,884)	(318)
Proceeds from issuance of long-term borrowings	–	110	–
Repayment of long-term borrowings	(269)	(1,502)	(2,253)
Purchases of treasury stock, net of proceeds from sales	–	(4,378)	–
Cash dividends paid	(1,390)	(1,072)	(11,642)
Other	(24)	(82)	(201)
Net cash used in financing activities	(1,722)	(17,809)	(14,422)
Effect of exchange rate changes on cash and cash equivalents	88	9	737
Increase (decrease) in cash and cash equivalents	10,462	(4,889)	87,621
Cash and cash equivalents at beginning of period	62,638	54,615	524,606
Increase in cash and cash equivalents resulting from change in scope of consolidation	–	118	–
Cash and cash equivalents at end of period	¥ 73,101	¥ 49,845	$ 612,236

See accompanying notes to semiannual consolidated financial statements.

Fuji Television Network, Incorporated and Consolidated Subsidiaries

Notes to Semiannual Consolidated Financial Statements (Unaudited)

September 30, 2001

1. Basis of Preparation

Fuji Television Network, Incorporated (the "Company") and its domestic subsidiaries maintain their accounting records and prepare their semiannual financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, and its foreign subsidiaries maintain their books of account in conformity with those of their countries of domicile. The accompanying semiannual consolidated financial statements have been prepared on the basis of accounting principles and practices generally accepted and applied in Japan, which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan, and are compiled from the semiannual consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

In addition, the notes to the semiannual consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

As permitted by the Securities and Exchange Law, amounts of less than one million yen have been omitted. Consequently, the totals shown in the accompanying semiannual consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

Certain amounts in the prior period's statements have been reclassified to conform to the current period's presentation.

2. Summary of Significant Accounting Policies

a. Basis of Consolidation

The accompanying semiannual consolidated financial statements for the six-month periods ended September 30, 2001 and 2000 include the accounts of the Company and significant companies controlled directly or indirectly by the Company. Companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the semiannual consolidated financial statements on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments in subsidiaries and affiliates which are not consolidated or accounted for by the equity method are carried at cost or less. Where there has been a permanent decline in the value of such investments, the Company has written down the investments.

2. Summary of Significant Accounting Policies (continued)

a. Basis of Consolidation (continued)

Certain foreign subsidiaries are consolidated on the basis of semiannual fiscal periods ending June 30, a closing date which differs from that of the Company; however, the effect of the difference in fiscal periods is immaterial.

b. Foreign Currency Translation

The balance sheet accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, except for the components of shareholders' equity which are translated at their historical exchange rates. Revenue and expense accounts are translated at the average rates of exchange in effect during the period. Translation adjustments are presented as a component of shareholders' equity and in minority interests in the accompanying semiannual consolidated financial statements.

c. Cash Equivalents

All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents.

d. Inventories

Program and film costs are stated at cost determined principally by the specific identification method. Supplies are stated at cost determined by the last purchase price method.

e. Short-Term Investments and Investment Securities

Securities other than investments in subsidiaries and affiliates are classified into three categories: trading, held-to-maturity or other securities. Trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with any changes in unrealized gain or loss, net of the applicable income taxes, included directly in shareholders' equity. Non-marketable securities classified as other securities are stated at cost. Cost of securities sold is determined by the moving average method.

f. Property and Equipment and Depreciation

Property and equipment is generally stated at cost. Certain capital gains, primarily arising from the expropriation of the Company's property, deferral of which is permitted for tax purposes, have been offset against the acquisition costs of any new property purchased. Cumulative capital gains offset against the acquisition costs of replacement property and equipment at September 30, 2001 and 2000 amounted to ¥12,213 million ($102,286 thousand) and ¥12,192 million, respectively.

2. Summary of Significant Accounting Policies (continued)

f. Property and Equipment and Depreciation (continued)

Depreciation of property and equipment is computed principally by the declining-balance method, except for buildings at the Company's headquarters and certain other buildings (excluding building improvements) acquired after April 1, 1998 on which depreciation is computed by the straight-line method at rates based on the estimated useful lives of the respective assets.

Maintenance and minor repairs are charged to income as incurred; major renewals and improvements are capitalized.

g. Leases

Noncancelable leases of the Company and its domestic consolidated subsidiaries are accounted for as operating leases (whether such leases are classified as operating or finance leases) except that leases which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases. However, leases of the foreign consolidated subsidiaries are generally classified and accounted for as either finance or operating leases.

h. Retirement Benefits

The Company's employees are covered by an employee severance benefit plan and an employee pension plan which was instituted to replace a portion of the benefits under the severance benefit plan. Upon termination of employment, eligible employees are paid either a lump-sum payment or pension annuity payments determined by reference to their basic salary, length of service and the conditions under which termination occurs.

The domestic consolidated subsidiaries have employee severance benefit plans and/or pension plans which are non-contributory and funded and which cover substantially all their employees. These plans provide for a lump-sum payment and/or annuity payments payable upon termination of employment. The majority of Company's foreign consolidated subsidiaries have non-contributory funded pension plans which cover substantially all their employees.

Employees of the Company and two domestic consolidated subsidiaries are also covered by a government-sponsored welfare pension plan.

Accrued retirement benefits for employees have been provided mainly at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets at the fiscal year end, as adjusted for the unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss, and unrecognized prior service cost as of the balance sheet date. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated years of service of the eligible employees. The net retirement benefit obligation at transition is being amortized over a period of 3 years by the straight-line method.

2. Summary of Significant Accounting Policies (continued)

h. Retirement Benefits (continued)

Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized by the straight-line method over a period of 15 years, which is shorter than the average remaining years of service of the eligible employees.

Prior service cost is being amortized as incurred by the straight-line method over a period of 15 years, which is shorter than the average remaining years of service of the eligible employees.

In addition, subject to the shareholders' approval, directors and statutory auditors of the Company and certain domestic consolidated subsidiaries are customarily entitled to lump-sum payments under their respective unfunded retirement benefit plans. The provision for retirement benefits for those directors and statutory auditors has been made at an estimated amount.

i. Income Taxes

Deferred tax assets and liabilities have been recognized in the semiannual consolidated financial statements with respect to the differences between financial reporting and the tax bases of the assets and liabilities, and were measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

j. Hedge Accounting

All derivative financial instruments are carried at fair value and any changes in fair value are charged or credited to income as incurred unless such derivatives qualify as hedges.

One consolidated subsidiary has entered into interest rate swap agreements to reduce the risk exposure related to its borrowings. Such interest rate swaps qualify as hedging instruments and any differences paid or received on the interest rate swaps are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the hedged items, which are the underlying borrowings.

k. Research and Development Costs

Research and development costs are charged to income as incurred.

3. U.S. Dollar Amounts

The translation of yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made, as a matter of arithmetic computation only, at the rate of ¥119.4 = U.S.$1.00, the approximate rate of exchange in effect on September 30, 2001. The translation should not be construed as a representation that yen have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

4. Securities

Information regarding marketable securities classified as other securities as of September 30, 2001 and 2000 is as follows:

	September 30, 2001					
	Acquisition costs	Carrying value	Unrealized gain (loss)	Acquisition costs	Carrying value	Unrealized gain (loss)
	(Millions of yen)			*(Thousands of U.S. dollars)*		
Stocks	¥21,692	¥34,615	¥12,923	$181,675	$289,908	$108,233
Debt securities	2,402	2,423	20	20,117	20,293	168
Other	748	737	(11)	6,265	6,173	(92)
Total	¥24,843	¥37,776	¥12,932	$208,065	$316,382	$108,308

	September 30, 2000		
	Acquisition costs	Carrying value	Unrealized gain (loss)
	(Millions of yen)		
Stocks	¥13,018	¥20,265	¥7,247
Debt securities	2,579	2,616	36
Total	¥15,597	¥22,882	¥7,284

5. Depreciation

Depreciation of property and equipment for the six-month periods ended September 30, 2001 and 2000 amounted to ¥4,980 million ($41,709 thousand) and ¥4,713 million, respectively.

6. Contingent Liabilities

As of September 30, 2001, the Company and its consolidated subsidiaries were contingently liable as guarantors of bank loans of one unconsolidated subsidiary, employees of the Company and others in the aggregate amount of ¥15,729 million ($131,734 thousand). As of September 30, 2001, FUJI SATELLITE BROADCASTING, INC. (the former "BS FUJI, INC.") was jointly liable with the Company as guarantors with respect to bank loans of a third party in the amount of ¥2,527 million ($21,164 thousand).

7. **Leases**

a) Lessees' Accounting

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2001 and 2000, which would have been reflected in the semiannual consolidated balance sheets if finance lease accounting had been applied to the finance leases currently accounted for as operating leases:

	September 30,		
	2001	**2000**	**2001**
	(Millions of yen)		*(Thousands of U.S dollars)*
Acquisition costs:			
Machinery, equipment and vehicles	¥30,942	¥29,778	$259,146
Tools, furniture and fixtures	7,869	7,586	65,905
Total	¥38,811	¥37,364	$325,050
Accumulated depreciation:			
Machinery, equipment and vehicles	¥20,498	¥16,202	$171,675
Tools, furniture and fixtures	4,823	4,578	40,394
Total	¥25,321	¥20,781	$212,069
Net book value:			
Machinery, equipment and vehicles	¥10,443	¥13,576	$87,462
Tools, furniture and fixtures	3,046	3,007	25,511
Total	¥13,490	¥16,583	$112,982

Lease payments relating to finance leases accounted for as operating leases in the accompanying semiannual consolidated financial statements amounted to ¥3,631 million ($30,410 thousand) and ¥3,604 million for the six-month periods ended September 30, 2001 and 2000, respectively.

Depreciation of leased assets calculated by the straight-line method over the respective lease terms and the interest portion included in these lease payments are summarized as follows:

	Six-month period ended September 30,		
	2001	**2000**	**2001**
	(Millions of yen)		*(Thousands of U.S dollars)*
Depreciation	¥ 3,136	¥ 3,104	$ 26,265
Interest expense	350	452	2,931

Future minimum lease payments subsequent to September 30, 2001 relating to finance leases accounted for as operating leases are summarized as follows:

Year ending September 30,	*(Millions of yen)*	*(Thousands of U.S dollars)*
2002	¥ 6,182	$ 51,776
2003 and thereafter	7,909	66,240
	¥14,092	$118,023

7. **Leases (continued)**

b) Lessors' Accounting

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets relating to finance leases accounted for as operating leases as of September 30, 2001 and 2000:

	September 30,		
	2001	**2000**	**2001**
	(Millions of yen)		*(Thousands of U.S dollars)*
Acquisition costs:			
Tools, furniture and fixtures	¥290	¥147	$2,429
Accumulated depreciation:			
Tools, furniture and fixtures	¥ 53	¥127	$ 444
Net book value:			
Tools, furniture and fixtures	¥237	¥ 19	$1,985

Lease income relating to finance leases accounted for as operating leases in the accompanying semiannual consolidated financial statements amounted to ¥31 million ($260 thousand) and ¥20 million for the six-month periods ended September 30, 2001 and 2000, respectively.

Depreciation of leased assets calculated by the straight-line method over the respective lease terms and the related interest portion included in this lease income are summarized as follows:

	Six-month period ended September 30,		
	2001	**2000**	**2001**
	(Millions of yen)		*(Thousands of U.S dollars)*
Depreciation	¥ 29	¥ 15	$ 243
Interest income	3	1	25

Future minimum lease income subsequent to September 30, 2001 relating to finance leases accounted for as operating leases are summarized as follows:

Year ending September 30,	*(Millions of yen)*	*(Thousands of U.S dollars)*
2002	¥ 56	$ 469
2003 and thereafter	183	1,533
	¥240	$2,010

8. Amounts Per Share

	Six-month period ended September 30,		
	2001	2000	2001
	(Yen)		*(U.S. dollars)*
Net income	¥ 11,796	¥ 11,246	$ 98.79

	September 30,		
	2001	2000	2001
	(Yen)		*(U.S. dollars)*
Net assets	¥339,802	¥320,787	$2,845.91

The computation of net income per share is based on the weighted average number of shares of common stock outstanding during each period.

Net assets per share are based on the number of shares outstanding at the respective balance sheet dates.

9. Derivatives

One consolidated subsidiary utilizes derivative financial instruments for the purpose of hedging its exposure to adverse fluctuations in interest rates but does not enter into such transactions for speculative or trading purposes.

The Company is exposed to credit risk in the event of nonperformance by the counterparties to the derivative transactions, but any such loss would not be material because the Company enters into transactions only with financial institutions with high credit ratings. The notional amounts of the derivatives do not necessarily represent the amounts exchanged by the parties and, therefore, are not a direct measure of the Company's risk exposure in connection with derivatives.

The disclosure of fair value information for derivatives at September 30, 2001 and 2000 has been omitted since all derivatives have been accounted for as hedges.

10. Segment Information

The Company and its consolidated subsidiaries are primarily engaged in the business areas of broadcasting ("BC"), program production and related businesses ("PP"), and direct marketing ("DM"), primarily in Japan. As net sales in Japan constituted more than 90% of the consolidated net sales for the six-month periods ended September 30, 2001 and 2000, disclosure of geographical segment information and overseas sales has been omitted.

The business segment information of the Company and its consolidated subsidiaries for the six-month periods ended September 30, 2001 and 2000 are outlined as follows:

10. Segment Information (continued)

Business Segments

	Six-month period ended September 30, 2001						
	BC	PP	DM	Other	Total	Elimina-tions	Consoli-dated
				(Millions of yen)			
Net sales:							
Net sales to third parties	¥172,084	¥ 9,938	¥28,149	¥10,221	¥220,393	–	¥220,393
Intra-group net sales and transfers	2,848	13,004	308	3,723	19,884	¥(19,884)	–
Total net sales	174,932	22,943	28,458	13,944	240,278	(19,884)	220,393
Operating expenses	150,010	21,504	28,944	13,951	214,411	(19,896)	194,514
Operating income (loss)	¥ 24,921	¥ 1,438	¥ (486)	¥ (7)	¥ 25,867	¥ 12	¥ 25,879

	Six-month period ended September 30, 2001						
	BC	PP	DM	Other	Total	Elimina-tions	Consoli-dated
				(Thousands of U.S. dollars)			
Net sales and operating income:							
Net sales to third parties	$1,441,240	$ 83,233	$235,754	$ 85,603	$1,845,838	–	$1,845,838
Intra-group net sales and transfers	23,853	108,911	2,580	31,181	166,533	$(166,533)	–
Total net sales	1,465,092	192,152	238,342	116,784	2,012,379	(166,533)	1,845,838
Operating expenses	1,256,365	180,101	242,412	116,843	1,795,737	(166,633)	1,629,095
Operating income (loss)	$ 208,719	$ 12,044	$ (4,070)	$ (59)	$ 216,642	$ 101	$ 216,742

	Six-month period ended September 30, 2000						
	BC	PP	DM	Other	Total	Elimina-tions	Consoli-dated
				(Millions of yen)			
Net sales and operating income:							
Net sales to third parties	¥165,122	¥ 8,674	¥30,005	¥ 9,664	¥213,467	–	¥213,467
Intra-group net sales and transfers	2,515	11,992	364	4,212	19,084	¥(19,084)	–
Total net sales	167,637	20,667	30,370	13,877	232,552	(19,084)	213,467
Operating expenses	140,997	19,958	31,111	13,702	205,770	(18,724)	187,045
Operating income (loss)	¥ 26,640	¥ 708	¥ (741)	¥ 174	¥ 26,781	¥ (360)	¥ 26,421

11. Subsequent Event

On November 22, 2001, the Board of Directors of the Company declared an interim cash dividend of ¥450 per share (¥481 million ($4,028 thousand) in the aggregate) to shareholders of record as of September 30, 2001. This dividend has not been reflected in the accompanying semiannual consolidated financial statements.